EXHIBIT 21

MATERIAL SUBSIDIARIES OF THE REGISTRANT

AS OF DECEMBER 31, 2008

Name	Country
MSC International Company	U.S.A. (California)
MSC.Software Australia Pty Ltd.	Australia
MSC.Software Asia Pty Ltd.	Australia
MSC.Brasil Software e Engenharia Ltda.	Brazil
MSC.Software Ltd.	Canada
MSC.Software s.r.o.	Czech Republic
MSC.Software SARL	France
MSC.Software GmbH	Germany
MSC.Software S.r.l.	Italy
MSC.Software Corporation India Private Limited	India
MSC.Software Ltd.	Japan
MSC.Software Korea Corporation	Korea
Compumod Sdn. Bhd.	Malaysia
MSC.Software Benelux B.V.	Netherlands
MSC.Software Sp. zo.o	Poland
MSC (Beijing) Technical Service Co., Ltd.	Peoples’ Republic of China
OOO “MSC Software RUS”	Russian Federation
MSC.Software (Singapore) Pte. Ltd.	Singapore
MSC.Software Simulating Reality, S.A.	Spain
MSC.Software Sweden A.B.	Sweden
MSC.Software Limited	United Kingdom